                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                         (AMENDMENT NO. __________)/1/


                         MERKERT AMERICAN CORPORATION
--------------------------------------------------------------------------------
                               (Name of issuer)

                         COMMON STOCK, par value $.01
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  590080 10 7
--------------------------------------------------------------------------------
                                (CUSIP number)

                               December 18, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            [_] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [_] Rule 13d-1(d)


                      (Continued on the following pages)

                             (Page 1 of 13 Pages)


____________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
----------------------                                       ------------------
CUSIP NO. 590080 10 7                                        PAGE 2 OF 13 PAGES
----------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EUGENE F. MERKERT
      S.S.N. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      STATE OF FLORIDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          597,919 (1) (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          597,919 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      597,919 SHARES OF COMMON STOCK (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

(1) INCLUDES 577,093 SHARES HELD BY THE EUGENE F. MERKERT 1984 REVOCABLE TRUST (THE "REVOCABLE TRUST") OF WHICH MR. MERKERT IS A TRUSTEE AND 20,568 SHARES HELD BY THE EUGENE F. MERKERT 1991 CHARITABLE REMAINDER UNITRUST (THE "CHARITABLE TRUST") OF WHICH MR. MERKERT IS A TRUSTEE. MR. MERKERT DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE REVOCABLE TRUST AND THE CHARITABLE TRUST.

(2) INCLUDES 258 SHARES HELD BY THE MERKERT ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST (THE "ESOT") AND ALLOCABLE TO MR. MERKERT. VOTING AND DISPOSITIVE POWER OF SUCH SHARES IS HELD PRIMARILY BY THE ESOT. HOWEVER IN CERTAIN CIRCUMSTANCES THE ESOT BENEFICIARY CAN DIRECT THE VOTING OR CAUSE THE DISPOSITION OF SUCH SHARES BY THE ESOT.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
----------------------                                       ------------------
CUSIP NO. 590080 10 7                                        PAGE 3 OF 13 PAGES
----------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EUGENE F. MERKERT 1991 CHARITABLE REMAINDER UNITRUST
      I.R.S. IDENTIFICATION NO. 04-6699243
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      STATE OF FLORIDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            20,568 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             18,740

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,828 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      20,568 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

(1) INCLUDES 1,828 SHARES HELD BY STATE STREET BANK AND TRUST COMPANY ("STATE STREET") AS ESCROW AGENT PURSUANT TO THAT CERTAIN INDEMNIFICATION ESCROW AGREEMENT, DATED DECEMBER 18, 1998, BY AND AMONG MERKERT AMERICAN CORPORATION, STATE STREET AND CERTAIN STOCKHOLDERS OF MERKERT AMERICAN CORPORATION.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
----------------------                                       ------------------
CUSIP NO. 590080 10 7                                        PAGE 4 OF 13 PAGES
----------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      EUGENE F. MERKERT 1984 REVOCABLE TRUST
      I.R.S. IDENTIFICATION NO. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      STATE OF FLORIDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            577,093 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             525,794

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          51,299 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      577,093 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

(1) INCLUDES 51,299 SHARES HELD BY STATE STREET BANK AND TRUST COMPANY ("STATE STREET") AS ESCROW AGENT PURSUANT TO THAT CERTAIN INDEMNIFICATION ESCROW AGREEMENT, DATED DECEMBER 18, 1998, BY AND AMONG MERKERT AMERICAN CORPORATION, STATE STREET AND CERTAIN STOCKHOLDERS OF MERKERT AMERICAN CORPORATION.


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
----------------------                                       ------------------
CUSIP NO. 590080 10 7                                        PAGE 5 OF 13 PAGES
----------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      ROBERT Q. CRANE
      S.S.N. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      THE COMMONWEALTH OF MASSACHUSETTS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            67,943 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          599,744 (2)(3)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             61,903

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          605,784 (1) (2) (3)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      667,687 SHARES OF COMMON STOCK (1) (2) (3) (4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

(1) INCLUDES 6,040 SHARES HELD BY STATE STREET BANK AND TRUST COMPANY ("STATE STREET") AS ESCROW AGENT PURSUANT TO THAT CERTAIN INDEMNIFICATION ESCROW AGREEMENT, DATED DECEMBER 18, 1998, BY AND AMONG MERKERT AMERICAN CORPORATION, STATE STREET AND CERTAIN STOCKHOLDERS OF MERKERT AMERICAN CORPORATION (THE "ESCROW AGREEMENT").

(2) INCLUDES 577,093 SHARES HELD BY THE EUGENE F. MERKERT 1984 REVOCABLE TRUST (THE "REVOCABLE TRUST") OF WHICH MR. CRANE IS A TRUSTEE AND 20,568 SHARES HELD BY THE EUGENE F. MERKERT 1991 CHARITABLE REMAINDER UNITRUST (THE "CHARITABLE TRUST") OF WHICH MR. CRANE IS A TRUSTEE. MR. CRANE DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE REVOCABLE TRUST AND THE CHARITABLE TRUST.

(3) INCLUDES 2,083 SHARES HELD BY THE MERKERT ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST (THE "ESOT") AND ALLOCABLE TO MR. CRANE. VOTING AND DISPOSITIVE POWER OF SUCH SHARES IS HELD PRIMARILY BY THE ESOT. HOWEVER IN CERTAIN CIRCUMSTANCES THE ESOT BENEFICIARY CAN DIRECT THE VOTING OR CAUSE THE DISPOSITION OF SUCH SHARES BY THE ESOT.

(4) DOES NOT INCLUDE 80,627 SHARES HELD BY STATE STREET PURSUANT TO THE ESCROW AGREEMENT UNDER WHICH MR. CRANE ACTS AS STOCKHOLDERS' REPRESENTATIVE.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
----------------------                                       ------------------
CUSIP NO. 590080 10 7                                        PAGE 6 OF 13 PAGES
----------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      TUYET PAYNE
      S.S.N. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      STATE OF FLORIDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            NONE

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          577,124 (1) (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             NONE

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          577,124 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      577,124 SHARES OF COMMON STOCK (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------


(1) INCLUDES 577,093 SHARES HELD BY THE EUGENE F. MERKERT 1984 REVOCABLE TRUST (THE "REVOCABLE TRUST") OF WHICH MS. PAYNE IS A TRUSTEE. MS. PAYNE DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE REVOCABLE TRUST.

(2) INCLUDES 31 SHARES HELD BY THE MERKERT ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST (THE "ESOT") AND ALLOCABLE TO MS. PAYNE. VOTING AND DISPOSITIVE POWER OF SUCH SHARES IS HELD PRIMARILY BY THE ESOT. HOWEVER IN CERTAIN CIRCUMSTANCES THE ESOT BENEFICIARY CAN DIRECT THE VOTING OR CAUSE THE DISPOSITION OF SUCH SHARES BY THE ESOT.


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


Item 1(a).  Name of Issuer:
            --------------

            Merkert American Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            490 Turnpike Street
            Canton, Massachusetts 02021


Item 2(a).  Names of Persons Filing:
            -----------------------

            (A)  Eugene F. Merkert

            (B)  Eugene F. Merkert 1991 Charitable Remainder Unitrust

            (C)  Eugene F. Merkert 1984 Revocable Trust

            (D)  Robert Q. Crane

            (E)  Tuyet Payne

Item 2(b).  Business Mailing Address for the Person Filing:
            ----------------------------------------------

            (A)  Eugene F. Merkert
                 2359 South Ocean Boulevard
                 Highland Beach, FL 33487

            (B) Eugene F. Merkert 1991 Charitable Remainder Unitrust 2359 South Ocean Boulevard
                 Highland Beach, FL 33487

            (C)  Eugene F. Merkert 1984 Revocable Trust
                 2359 South Ocean Boulevard
                 Highland Beach, FL 33487

            (D)  Robert Q. Crane
                 7 Mountview Road
                 Wellesley Hills, MA 02181

            (E)  Tuyet Payne
                 2359 South Ocean Boulevard
                 Highland Beach, FL 33487

Item 2(c).  Citizenship:
            -----------

            (A)  Florida

            (B)  Florida

            (C)  Florida

            (D)  Massachusetts

            (E)  Florida

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common stock, par value $.01

Item 2(e).  CUSIP Number:
            ------------

            590080 10 7

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
          -------------------------------------------------------------------
          check whether the person filing is a:
          ------------------------------------

          Not Applicable

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership:
          ---------

          (A)  EUGENE F. MERKERT

          (a)  Amount Beneficially Owned:
                 597,919 shares of Common Stock (1) (2)

          (b)  Percent of Class:
                 8.3%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                      None

               (ii)   shared power to vote or to direct the vote:
                      597,919 shares of Common stock (1) (2)

               (iii)  sole power to dispose or to direct the disposition of:
                      None

               (iv)   shared power to dispose or to direct the disposition of:
                       597,919 shares of Common stock (1) (2)

                  (1) Includes 577,093 shares held by the Eugene F. Merkert 1984 Revocable Trust (the "Revocable Trust") of which Mr. Merkert is a trustee and 20,568 shares held by the Eugene F. Merkert 1991 Charitable Remainder Unitrust (the "Charitable Trust") of which Mr. Merkert is a trustee. Mr. Merkert disclaims beneficial ownership of the shares held by the Revocable Trust and the Charitable Trust.

                  (2) Includes 258 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust (the "ESOT") and allocable to Mr. Merkert. Voting and dispositive power of such shares is held primarily by the ESOT. However in certain circumstances the ESOT beneficiary can direct the voting or cause the disposition of such shares by the ESOT.


          (B) EUGENE F. MERKERT 1991 CHARITABLE REMAINDER UNITRUST

          (a)  Amount Beneficially Owned:
                 20,568 shares of Common Stock (1)

          (b)  Percent of Class:
                 0.3%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     20,568 shares of Common Stock (1)

               (ii)  shared power to vote or to direct the vote:
                     None

               (iii) sole power to dispose or to direct the disposition of:
                     18,740 shares of Common Stock (1)

               (iv)  shared power to dispose or to direct the disposition of:
                     1,828 shares of Common Stock (1)

               (1) Includes 1,828 shares held by State Street Bank and Trust Company ("State Street") as Escrow Agent pursuant to that certain Indemnification Escrow Agreement, dated December 18, 1998, by and among Merkert American Corporation, State Street and certain stockholders of Merkert American Corporation.


          (C)  EUGENE F. MERKERT 1984 REVOCABLE TRUST

          (a)  Amount Beneficially Owned:
                 577,093 shares of Common Stock (1)

          (b)  Percent of Class:
                 8.0%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                      577,093 shares of Common Stock (1)

               (ii)   shared power to vote or to direct the vote:
                      None

               (iii)  sole power to dispose or to direct the disposition of:
                      525,794 shares of Common Stock (1)

               (iv)   shared power to dispose or to direct the disposition of:
                      51,299 shares of Common Stock (1)

               (1) Includes 51,299 shares held by State Street Bank and Trust Company ("State Street") as Escrow Agent pursuant to that certain Indemnification Escrow Agreement, dated December 18, 1998, by and among Merkert American Corporation, State Street and certain stockholders of Merkert American Corporation.


          (D)  ROBERT Q. CRANE

          (a)  Amount Beneficially Owned:
                 667,687 shares of Common Stock (1) (2) (3) (4)

          (b)  Percent of Class:
                 9.3%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                      67,943 shares of Common Stock (1)

               (ii)   shared power to vote or to direct the vote:
                      599,744 shares of Common Stock (2) (3)

               (iii)  sole power to dispose or to direct the disposition of:
                      61,903 shares of Common Stock

               (iv)   shared power to dispose or to direct the disposition of:
                      605,784 shares of Common Stock (1) (2) (3)

               (1) Includes 6,040 shares held by State Street Bank and Trust Company ("State Street") as Escrow Agent pursuant to that certain Indemnification Escrow Agreement, dated December 18, 1998, by and among Merkert American Corporation, State Street and certain stockholders of Merkert American Corporation (the "Escrow Agreement").

               (2) Includes 577,093 shares held by the Eugene F. Merkert 1984 Revocable Trust (the "Revocable Trust") of which Mr. Crane is a trustee and 20,568 shares held by the Eugene F. Merkert 1991 Charitable Remainder Unitrust (the "Charitable Trust") of which Mr. Crane is a trustee. Mr. Crane disclaims beneficial ownership of the shares held by the Revocable Trust and the Charitable Trust.

               (3) Includes 2,083 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust (the "ESOT") and allocable to Mr. Crane. Voting and dispositive power of such shares is held primarily by the ESOT. However in certain circumstances the ESOT beneficiary can direct the voting or cause the disposition of such shares by the ESOT.

               (4) Does not include 80,627 shares held by State Street pursuant to the Escrow Agreement under which Mr. Crane acts as Stockholders' Representative.


          (E)  TUYET PAYNE

          (a)  Amount Beneficially Owned:
                 577,124 shares of Common Stock (1) (2)

          (b)  Percent of Class:
                 8.0%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                      None

               (ii)   shared power to vote or to direct the vote:
                      577,124 shares of Common Stock (1) (2)

               (iii)  sole power to dispose or to direct the disposition of:
                      None

               (iv)   shared power to dispose or to direct the disposition of:
                      577,124 shares of Common Stock (1) (2)

               (1) Includes 577,093 shares held by the Eugene F. Merkert 1984 Revocable Trust (the "Revocable Trust") of which Ms. Payne is a trustee. Ms. Payne disclaims beneficial ownership of the shares held by the Revocable Trust.

               (2) Includes 31 shares held by the Merkert Enterprises, Inc. Employee Stock Ownership Trust (the "ESOT") and allocable to Ms. Payne. Voting and dispositive power of such shares is held primarily by the ESOT. However in certain circumstances the ESOT beneficiary can direct the voting or cause the disposition of such shares by the ESOT.


Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

             Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

             Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

             Not Applicable


Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

             Not Applicable

Item 9.   Notice of Dissolution of Group:
          ------------------------------

             Not Applicable

Item 10.  Certification:
          -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 1998


                              /s/ Eugene F. Merkert
                              --------------------------------------------------
                              Eugene F. Merkert


                              Eugene F. Merkert 1991 Charitable Remainder
                              Trust

                              By:   /s/ Eugene F. Merkert
                                    --------------------------------------------
                                    Eugene F. Merkert, Trustee

                              By:   /s/ Robert Q. Crane
                                    --------------------------------------------
                                    Robert Q. Crane, Trustee


                              Eugene F. Merkert 1984 Revocable Trust

                              By:   /s/ Eugene F. Merkert
                                    --------------------------------------------
                                    Eugene F. Merkert, Trustee

                              By:   /s/ Robert Q. Crane
                                    --------------------------------------------
                                    Robert Q. Crane, Trustee

                              By:   /s/ Tuyet Payne
                                    --------------------------------------------
                                    Tuyet Payne, Trustee


                              /s/ Robert Q. Crane
                              -----------------------------------------------
                              Robert Q. Crane


                              /s/ Tuyet Payne
                              -----------------------------------------------
                              Tuyet Payne

                            JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Merkert American Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 28th day of December, 1998.

                              /s/ Eugene F. Merkert
                              --------------------------------------------------
                              Eugene F. Merkert


                              Eugene F. Merkert 1991 Charitable Remainder
                              Trust

                              By:  /s/ Eugene F. Merkert
                                   ---------------------------------------------
                                   Eugene F. Merkert, Trustee

                              By:  /s/ Robert Q. Crane
                                   ---------------------------------------------
                                   Robert Q. Crane, Trustee


                              Eugene F. Merkert 1984 Revocable Trust

                              By:  /s/ Eugene F. Merkert
                                   ---------------------------------------------
                                   Eugene F. Merkert, Trustee

                              By:  /s/ Robert Q. Crane
                                   ---------------------------------------------
                                   Robert Q. Crane, Trustee

                              By:  /s/ Tuyet Payne
                                   ---------------------------------------------
                                   Tuyet Payne, Trustee


                              /s/ Robert Q. Crane
                              -----------------------------------------------
                              Robert Q. Crane


                              /s/ Tuyet Payne
                              -----------------------------------------------
                              Tuyet Payne